UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Cytex Therapeutics, Inc.

Legal status of issuer

Form

C-Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

July 21, 2006

Physical address of issuer

2609 N. Duke Street, Suite 303A
Durham, NC 27704
(919) 912-9839

Website of issuer

http://www.cytexortho.com

Current number of employees

The Company currently has 9 employees.

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	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$385,279	$719,644
Cash & Cash Equivalents	$170,770	$474,993
Accounts Receivable	$57,591	$47,914
Short-term Debt	$192,787	$193,580
Long-term Debt	$575,135	$490,492
Revenues/Sales	$1,284,927	$1,052,219
Cost of Goods Sold	$858,498	$731,921
Taxes Paid	-$10,845	$14,219
Net Income	-$1,214,922	-$621,726

Cytex Therapeutics, Inc.



ANNUAL REPORT

2609 N. Duke Street, Suite 303A

Durham, NC 27704

(919) 912-9839

http://www.cytexortho.com

This Annual Report is dated April 25, 2024.

This Form C-AR (including the cover page and all exhibits attached hereto, collectively the "**Form C-AR**") is being furnished by Cytex Therapeutics, Inc., a Delaware corporation ("**Cytex**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission to the purchasers ("**Investors**") of the shares of Series B CF Non-Voting Common Stock sold by the Company pursuant to Regulation CF (the "**Securities**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass on the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.cytexortho.com by no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) repurchasing all of the securities sold pursuant to Regulation CF by the Company, or (5) the liquidation and dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Do not place undue reliance on any forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR/Annual Report. We have not authorized anyone to provide any information different from that contained in this Form C-AR/Annual Report. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety be the actual agreements or other documents.

The Company

Cytex Therapeutics, Inc. (doing business as CytexOrtho) was incorporated in Delaware on July 21, 2006. The Company is located at 2609 N. Duke Street, Suite 303A, Durham, NC 27704. The phone number is (919) 912-9839.

The Company's website is http://www.cytexortho.com.
The Company conducts business in North Carolina.

BUSINESS

Cytex Therapeutics, Inc. (doing business as CytexOrtho) ("CytexOrtho" or the "Company") is a corporation organized under the laws of Delaware and is in the joint preservation business. CytexOrtho has developed a revolutionary medical implant that naturally restores joint cartilage and bone. The Company's novel biodegradable design uses 3D printing and a high-performance woven textile to create an environment for natural tissue regeneration while providing a weight-bearing surface to restore function and mobility. In the United States alone, over 32 million people suffer from osteoarthritis (OA), a condition of deteriorating joint cartilage and bone, which causes chronic pain, inflammation, and disability. There is no cure for OA, and treatment options are limited. Over 1 million people a year receive total joint replacement (TJR) surgery, of which 80% can be attributed to OA. The Company believes that its innovative implants will be able to stave off TJR for many of these patients, particularly for the more active, younger patients between the ages of 18-55.

As part of our intellectual property ("IP") strategy, we prioritized protecting the 3D woven textile, as the broadest use of our technology, for use in repairing, restoring, and regenerating cartilage tissue in joints, and we also protected the methods for doing the same. As a result, we have had two US patents (8,691,542 and 9,649,409) issued for the

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product and method of using a 3D woven textile for cartilage repair. These two patents expire in 2028 and 2026, respectively. Another strategy was to file patent applications commensurate with improvements to our technology as it is used in practice to extend our protection of the Company's technology.

Accordingly, as we incorporated additive manufacturing techniques to broaden the use of its clinical application to various disease states, we procured patents for the additional technology that is being used both for the product and the methods for use (10,022,231 and 10,940,007). We also patented another textile-only approach for cartilage repair that extends protection of the use of our 3D woven textile out to 2036 (11,109,975). Finally, we have also patented the method of making a biological matrix that could be used to enhance the ability of our implants to regrow tissue in the joint (11,357,889).

The Company has a right to use patent 8,691,542 pursuant to a patent license agreement with Duke University. The Company is also required to pay a 4% royalty fee to the inventors of that patent pursuant to an Inventors' Agreement (royalty payments begin the first year of Commercial Sales and end ten years thereafter - see "Related Party Transactions" below).

Competitors and Industry

Orthopedic surgeons treating patients with OA are limited to joint replacement or various restorative procedures, which often fail.

CytexOrtho targets a portion of those patients too young or active for hip joint replacement, thereby creating an untapped market opportunity of joint restoration.

CytexOrtho's primary competition will be from those companies pursuing cartilage regeneration; however, few have developed a platform technology with mechanical properties that also allows complete incorporation into native tissues. Some of the near to mid-term direct competitors as follows:

- Hyalex Orthopedics, Inc., uses a hydrogel composite for knee cartilage defect repair. This company is conducting clinical trials and is a pre-revenue company.

- Orthox Ltd. (UK), uses fibroin, a silk extract, to create implants designed for the knee to repair cartilage defects. The company is a pre-revenue company preparing currently conducting clinical trials.

- Nanochon LLC, combines 3D printing with a biomaterial to create an implant for knee cartilage repair. The company is an early stage, pre-clinical development company.

- Sparta Biomedical, Inc., uses a hydrogel composite material for knee cartilage defect repair. This company is an early stage pre-clinical and pre-revenue company.

- CartiHeal, Inc., the Agili-C implant received premarket approval by FDA and is currently being used clinically for knee repair.

Current Stage and Roadmap

Our product is in the design freeze stage, and we have transferred the manufacturing process to an established medical device contract manufacturer who will make our implants for the Food and Drug Administration ("FDA") clinical trials and for eventual commercial use.

We now refer to our company as CytexOrtho using a "doing business as" license, for rebranding purposes.

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We are currently awaiting feedback from FDA for our IDE (Investigational Device Exemption) submission in late February 2024, which if approved will allow us to conduct our first-in-human studies – we anticipate beginning these studies, if approved, in the second half of 2024.

In parallel with the IDE submission, we are working on establishing contracts at a hospital to host a small pilot clinical trial should we receive FDA approval of our IDE application.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. The numerous federal, state and local regulations that our business is subject to include, but are not limited to federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (HIPAA); the Affordable Care Act (ACA) or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (FDA), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. See Risk Factors for additional disclosures.

Litigation

None.

Previous Offerings In Prior 3 Years

Type of security sold: Series A Voting Common Stock
Final amount sold: $59,999.10
Use of proceeds: General Operations
Date: March 28, 2024
Offering exemption relied upon: Section 701

Type of security sold: Loan
Final amount sold: $350,000.00
Use of proceeds: General operations (grant restricted)
Date: March 08, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrant
Final amount sold: $42,000.00
Use of proceeds: N/A
Date: March 08, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $568,028.00
Use of proceeds: N/A
Date: March 3, 2023
Offering exemption relied upon: Rule 701

Type of security sold: Non-Voting Common Stock
Final amount sold: $160,312.00
Use of proceeds: General Operations
Date: January 26, 2023
Offering exemption relied upon: Regulation CF

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $2,152,000.00
Use of proceeds: N/A
Date: December 19, 2022
Offering exemption relied upon: Rule 701

Type of security sold: Non-Voting Common Stock
Final amount sold: $302,208.00
 Use of proceeds: General Operations
Date: December 7, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: Loan
Final amount sold: $250,000.00
Use of proceeds: General operations (grant restricted)
Date: June 03, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrant
Final amount sold: $30,000.00
Use of proceeds: N/A
Date: June 03, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $80,000.00
Use of proceeds: N/A
Date: March 01, 2022
Offering exemption relied upon: Rule 701

Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: General operations
Date: April 21, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $12,300.00
Use of proceeds: N/A
Date: November 02, 2021
Offering exemption relied upon: Rule 701

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $55,350.00
Use of proceeds: N/A
Date: January 04, 2021
Offering exemption relied upon: Rule 701

Type of security sold: Options to Purchase (Voting) Common Stock
Final amount sold: $332,100.00
Use of proceeds: N/A
Date: December 23, 2021
Offering exemption relied upon: Rule 701
Name: Voting Common Stock

Type of security sold: Equity
Final amount sold: $36,900.00
Number of Securities Sold: 120,000
Use of proceeds: N/A

Date: December 23, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements for year ended December 31, 2023 compared to year ended December 31, 2022:

The following discussion is based on our unaudited operating data and accompanying financial statements for both fiscal years 2023 and 2022.

Grant Revenue

2023 grant revenues were $1,284,927, up from 2022 revenues of $1,052,219 . This increase in grant revenue is attributed to the progression of several grant funded projects. The Company expects to receive an additional $2,657,749 in grant revenue, tied to milestone achievements per the terms of the grant awards, payable over the next two years.

Cost of Revenue

Costs of revenue in 2023 were $858,498, or 66.8% of revenue compared to $731,921, or 69.6% of revenue for 2022. This increase in cost can be attributed to timing of project spend. Costs of revenues as a percentage of revenue are expected to continue at historical rates as the Company continues perform research activities.

Gross Profit

2023 gross profit was $429,429 or 33.4%, compared to $320,298 or 30.4% for 2022. This increase is directly attributed to the timing of grant revenue receipts directly linked to project spend. Gross profit is expected to continue at historical rates as the Company continues perform research activities.

Expenses

General and administrative expenses for 2023 were $1,505,691, an increase of $618,590, compared to $887,101 for 2022. Research and development expenses for 2023 were $131,428, an increase of $96,219, compared to $35,209 for 2022. While most G&A expenses were generally equivalent to 2022, the G&A increase is due to the issuance of stock options to employees/advisors as part of overall compensation structure to attract and retain talent. The increase in R&D expenses is due to increased research activities in preparation of the Company's upcoming clinical trial. General and administrative and research and development expenses are expected to increase as the company continues its development activities including hiring additional staff, commencement of clinical trials and fundraising activities.

Provision of income taxes was a benefit of $10,845 for 2023 compared to a provision of $14,219 in 2022. This net decrease in income taxes is due to a partial refund of taxes estimated in 2022 because of prior year credits available to the Company. The Company's research and experimentation expenses are expected to increase as it continues to perform under its grants. Due to newly enacted tax law, research and experimentation costs must be capitalized and amortized over 5 years, thus reducing deductions taken for these expenses, and higher income tax expenses may result.

Historical results and cash flows:

The following discussion is based on our unaudited operating data and accompanying financial statements for both fiscal years 2023 and 2022.

CytexOrtho is a pre-revenue company and is dependent upon federal grants as its main source of revenue, along with two research loans and seed investments in the form of a SAFE and Regulation CF equity financing. In future years, the Company expects sources of funds to include a combination of financings (e.g., additional SAFE and Preferred Stock, Convertible Notes), fulfillment of existing grants, the pursuit of additional grants, technology-targeted government loans, and the like. We will also pursue co-development and licensing agreements with various strategic partners in an effort to raise funds in a non-dilutive fashion.

As the Company advances its platform technology into human trials and onto the path of commercialization, key cash flow elements will change in accordance with the funding requirements to accomplish our goals. The majority of research and development and general and administrative expenses are attributed to employee costs, clinical trial preparation costs not covered by grants and general overhead expenses. As we move forward the Company plans to raise more risk capital to hire additional staff to support ongoing product development and corporate functions. As such, overall expenses will increase, as will the allocation between grant-specific work and internal projects.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash of $170,770.00. The Company anticipates the need to raise additional funds in the future. The Company has a history of operating losses and negative retained earnings of $1,608,329 on December 31, 2023, and net cash outflows from operations of $572,053 for the 12 month period ended December 31, 2023. As the Company continues to develop tissue regeneration technologies, it will require additional liquidity to continue its operations over the next 12 months. The Company is evaluating plans to obtain the required additional funding for future operations. These plans may include but are not limited to obtaining equity financing, entering into other financing arrangements, and restructuring operations to reduce development expenses and decrease net cash outflows. However, the Company may not be able to access further equity or other financing. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms.

Debt

• Creditor: NC Biotechnology Center Loan
Amount Owed: $175,671 as of March 28, 2024
Interest Rate: 7.0%
Maturity Date: March 07, 2029
As of March 28, 2024, the outstanding balance due on the NC Biotechnology Center Loan is $175,000 in principal plus $671 in interest, which totals $175,671. We may draw as much as $350,000 on this loan. See the discussion of the materials terms of this loan under "The Company's Securities".

• Creditor: NC Biotechnology Center Loan
Amount Owed: $268,819 as of March 28, 2024
Interest Rate: 6.0%
Maturity Date: June 02, 2027
As of March 28, 2024, the outstanding balance due on the NC Biotechnology Center Loan is $250,000 in principal plus $19,970 in interest, which totals $269,970. We have drawn the maximum amount of $250,000 on this loan. See the discussion of the materials terms of this loan under "The

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Company's Securities".

- Creditor: Credit Card
  Amount Owed: $2,067.49 as of March 28, 2024
  Interest Rate: 0.0%
  Maturity Date: April 07, 2024
  We utilize credit card debt to manage cash flow. Amount owed is as of March 28, 2024. Full amounts are automatically paid on the 7th of each month and balances are not carried forward so no interest is incurred. Company has a $23,282 credit limit on the credit card.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Farshid Guilak, PhD

Dr. Guilak's current primary role is with Washington University, St. Louis, MO. Dr. Guilak currently serves on an as needed basis and therefore works variable hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Chair, Co-founder

Dates of Service: July 2006 - Present

Responsibilities: As board chairman, provides general oversight for the Company. As one of the primary co-founders of the Company, Dr. Guilak provides technical and scientific advice on an as needed basis. Annual Salary of $4,800. Annual bonus accrued for 2023 of $7,500. Payment of salary and annual bonus could be deemed to be a related party transaction.

Other business experience in the past three years:

Employer: Washington University, St. Louis, MO

Title: Co-Director, Center of Regenerative Medicine & Professor of Orthopedic Surgery

Dates of Service: January 2016 - Present

Responsibilities: Primary duties are to oversee the research for orthopedic tissue regeneration

Other business experience in the past three years:

Employer: Shriners Hospitals, St. Louis, MO

Title: Director of Research

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Dates of Service: January 2016 - Present

Responsibilities: Oversee orthopedic research

Name: Franklin T. Moutos, PhD

Dr. Moutos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Technology Development and Co-founder

Dates of Service: November 2009 - Present

Responsibilities: Oversees the advancement of the technology; Co-founder and Officer of Company. Also serves as board observer. Annual Salary $110,916. Annual bonus accrued for 2023 of $15,000. Payment of salary and annual bonus could be deemed to be a related party transaction.

Other business experience in the past three years: None.

Name: Christine Estes

Ms. Estes's current primary role is Director of Business and Finance, Secretary and Treasurer with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Business and Finance, Secretary and Treasurer

Dates of Service: September 2009 - Present

Responsibilities: Business Operations and Accounting; Officer of the company serving as Secretary and Treasurer. Annual Salary $59,850 Annual bonus accrued for 2023 of $15,000. Payment of stock options, salary and annual bonus could be deemed to be a related party transaction.

Other business experience in the past three years: None.

Name: Dave Nolan

Mr. Nolan's current primary role is as a Business Advisor, Board Member. Dave Nolan currently serves on an as needed basis and therefore works variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Company Board Director

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Dates of Service: March 2022 - Present

Responsibilities: Provide company oversight and maintain fiduciary responsibility. He is eligible for $2500/quarter or $10,000 per/year for service and fulfilling obligations. Payment of stipend could be deemed to be a related party transaction.

Other business experience in the past three years:

Employer: Zimmer-Biomet

Title: Group President, Global Businesses

Dates of Service: October 2015 - January 2019

Responsibilities: Manage Global Businesses

Name: Bradley T. Estes, PhD

Dr. Bradley Estes's current primary role is President and Chief Executive Officer with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer

Dates of Service: April 2022 - Present

Responsibilities: Executive oversight of the company. Co-founder and Officer of Company. Annual Salary $156,068. Annual bonus accrued for 2023 of $15,000. Payment of salary and annual bonus could be deemed to be a related party transaction.

Position: Board Member, Director

Dates of Service: January 2019 - Present

Responsibilities: Corporate and fiduciary oversight.

Other business experience in the past three years:

Employer: Cytex Therapeutics, Inc.

Title: President and Chief Operating Officer

Dates of Service: January 2019 - April 2022

Responsibilities: Operational oversight.

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Other business experience in the past three years:

Employer: Forge Biomedical Consulting

Title: President

Dates of Service: June 2017 - Present

Responsibilities: Biomedical consulting

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 W-2 employees.

PRINCIPAL SECURITY HOLDERS

Set forth below is information identifying the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Voting Common Stock

Stockholder Name: Farshid Guilak
Amount and nature of Beneficial ownership: 4,168,000 which includes 4,000,000 shares of
Series A Voting Stock and options to purchase an additional 168,000 shares.
Percent of class: 29.22%

Title of class: Series A Voting Common Stock
Stockholder Name: Bradley Estes (shares include options to purchase shares of voting common stock owned directly by Dr. Estes as well as shares and options to purchase shares of common stock owned by Dr. Estes's spouse)
Amount and nature of Beneficial ownership: 3,487,312 includes 2,707,312 shares of Series A Voting Stock and options to purchase an additional 780,000 shares.
Percent of class: 24.44%

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RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Name of Entity: Bradley T. Estes

Relationship to Company: 20%+ Owner, Officer and Director

Nature / amount of interest in the transaction: Inventor

Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

Name of Entity: Franklin T. Moutos

Relationship to Company: Officer

Nature / amount of interest in the transaction: Inventor

Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

Name of Entity: Farshid Guilak

Relationship to Company: 20+% Owner, Officer, and Director

Nature / amount of interest in the transaction: Inventor

Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

Aggregate Annual Bonuses

An aggregate amount of $37,500 is accrued for 2024 annual bonus payments to all of the related parties identified above in annual bonuses but no individual received 5% or more of the aggregate amount raised in our Regulation Crowdfunding offering.


OUR SECURITIES


The company has authorized Series B-CF Non-Voting Common Stock, Series A Voting Common Stock, Options to purchase shares of Series A Voting Common Stock, NC Biotechnology Center Loans, NC Biotechnology Center Common Stock Warrants, and Liquid2Ventures SAFE. Securities are reported as of 03/28/2024.

Series B-CF Non-Voting Common Stock
The amount of security authorized is 2,550,000 with a total of 297,405 outstanding. This includes 278,655 shares that are issued and outstanding, and 18,750 shares to be issued pursuant to warrants issued.
<u>Voting Rights</u>
There are no voting rights associated with Series B-CF Non-Voting Common Stock.
<u>Material Rights</u>
Series B-CF Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B-CF Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law. In addition, the Series B-CF Non-Voting Common Stock is subject to certain automatic conversion events as well as certain contractual restrictions, each as described below.
<u>Voting Rights of Securities</u>
Series B-CF Non-Voting Common Stock is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B-CF Non-Voting Common Stock are entitled to one vote for each share of Series B-CF Non-Voting Common Stock held. The number of authorized shares of Series B-CF Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock

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of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Distribution Rights

The holders of the Series A Voting Common Stock and Series B-CF Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors

Right to Receive Liquidation Distributions

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B-CF Non-Voting Common Stock, treated as a single class.

Payment of all amounts outstanding under the NC Biotechnology Center Loans, and LIQUID2 Ventures SAFE is made prior to any payments to holders of Common Stock upon a liquidation or dissolution of the Company.

Automatic Conversion

The Series B-CF Non-Voting Common Stock will automatically convert under three circumstances. First, the Series B-CF Non-Voting Common Stock will automatically convert into Series A Voting Common Stock on a one-to-one basis automatically upon approval of the Board and holders of a majority of the outstanding shares of voting common stock of the Company. Second, when shares of voting capital stock of the Company become subject to trading, the Series B-CF Non-Voting Common Stock will automatically convert into such stock on a one-to-one basis. Lastly, in the event the Board determines in good faith that it is advisable and permissible to for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "CF SPV") in the future, then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B-CF Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. If shareholder does not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined by the Board of Directors.

Other Rights (Transfer Restrictions and ROFR)

Holders of our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

All outstanding shares of Common Stock are subject to transfer restrictions and a right of first refusal benefiting the Company set forth in the Bylaws of our company.

- **Series A Voting Common Stock**

The amount of security authorized is 37,450,000 with a total of 13,989,571 outstanding.

Voting Rights

The holders of Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of Stockholders (and written actions in lieu of meetings) including election of Company Directors and any actions or policies as presented and requested by the Board. Unless required by law, there shall be no cumulative voting.

Material Rights

Other Capitalization Information

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All capitalization numbers reflect a 1:4 forward stock split on its shares of Common Stock (and securities convertible or exchangeable into such shares) in March 2022. The shares of Common Stock outstanding at that time were also redesignated as Series A Voting Common Stock. The total amount of shares of Series A Voting Common Stock treated as outstanding includes 451,536 restricted shares subject to vesting and repurchase.

The total amount treated as outstanding of shares of Series A Voting Common Stock includes 2,941,111 shares to be issued pursuant to stock options issued.

The total amount treated as outstanding of shares of Series A Voting Common Stock includes 1,907,157 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding of shares of Series A Voting Common Stock includes 28,571 shares to be issued pursuant to warrants issued.

The total amount of outstanding shares EXCLUDES any shares that could be issued in the future upon (1) conversion of the LIQUID2 Ventures SAFE and (2) conversion of certain amounts under the NC Biotechnology Center loans.

Payment of all amounts outstanding under the NC Biotechnology Center loans, and LIQUID2 Ventures SAFE is made prior to any payments to holders of Common Stock upon a liquidation or dissolution of the Company.

Distribution Rights

The holders of the Series A Voting Common Stock and Series B-CF Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B-CF Non-Voting Common Stock, treated as a single class.

Holders of our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

All of our outstanding shares of Common Stock are subject to transfer restrictions and a right of first refusal benefiting the Company set forth in the Bylaws of our company.

- **NC Biotechnology Center Loan (2024)**

A portion of the security will convert into Equity interests and the terms of the NC Biotechnology Center Loan is outlined below:

$175,671 as of March 28, 2024

Maturity Date: March 07, 2029

Interest Rate: 7.0%

Discount Rate: 20%

Valuation Cap: None

Conversion Trigger: See below

Material Rights:

As of March 28, 2024, the outstanding balance due on the NC Biotechnology Center Loan is $175,000 in principal plus $671 in interest, which totals $175,671. We may draw as much as $350,000 on this loan.

Material Rights

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Automatic Repayment upon Fundamental Change Event. The outstanding principal and any accrued interest that has not been converted pursuant to the terms of the loan agreement shall be immediately due and payable to the Center and the loan agreement may be terminated by NC Biotechnology Center upon the closing of any Fundamental Change Event. For purposes of the loan, a Fundamental Change Event means: (i) the Company sells, leases, transfers or otherwise disposes of all or substantially all of its assets now owned or hereafter acquired or the Company converts into a different form of entity, (ii) the Company sells, licenses, or otherwise disposes of a material portion of its intellectual property, such that the product(s) or technology developed or advanced under the project are no longer under the Company's control, (iii) the Company makes an initial public offering of the Company's equity interests, (iv) the Company merges with or into, consolidates or reorganizes with, or converts into, any other corporation, limited liability company or other entity, other than a transaction in which the existing stockholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the voting power of the surviving entity following the transaction, or (v) in excess of fifty percent (50%) of the Company's voting power is sold and/or transferred to persons or entities that were not stockholders of the Company immediately prior to the transaction.

Automatic Repayment Upon Further Investment Received Between September 8, 2024 through September 8, 2025. In the event the Company receives additional equity investment(s), incurs additional debt, and/or receives any milestone payments or license fees (individually or collectively, "Further Investment") totaling $2,500,000 or more in the aggregate over any twelve (12) month period commencing on or after September 8, 2024 (the "Payment Threshold"), and such event(s) does not otherwise constitute a Fundamental Change Event, the Company will pay to NC Biotechnology Center within fifteen (15) days of the receipt by the Company of such funds the lesser of (i) the total outstanding principal plus then applicable interest and fees due under the loan agreement, or (ii) five percent (5%) of the amount of the Further Investment (which payment by the Company shall be applied towards the repayment of the Loan). If a payment in accordance with the preceding clause (ii) becomes due, the Company will pay to NC Biotechnology Center five percent (5%) of any subsequent Further Investment without further regard to the Payment Threshold until the Loan is repaid in full.

Partial Conversion into Equity Interests. As long as the Convertible Amount (as defined below) exceeds $10,000, (1) the Convertible Amount will automatically convert into equity interests issued in a transaction or series of related transactions pursuant to which the Company issues and sells equity interests for aggregate gross proceeds of at least $2,500,000 (a "Qualified Financing") at a 20% discount to the price paid for such securities and (2) in the event of an equity financing that is not a Qualified Financing, NC Biotechnology Center may elect to convert the Convertible Amount into the equity interest issued in that transaction at a 20% discount to the price paid for such securities. "Convertible Amount" means an amount equal to the difference of (i) the total outstanding balance of the Loan (including, without limitation, any accrued and unpaid interest) and (ii) the original principal amount of the Loan.

- **NC Biotechnology Center Common Stock Warrant (2024)**

The amount of securities outstanding is 21,000.

<u>Material Rights</u>

Warrant to purchase 21,000 shares of Series A Voting Common Stock, with an exercise price of $2.00 per share and an expiration date of March 7, 2034, issued to NC Biotechnology Center in connection with the $350,000 loan provided to the Company. However, if the Company closes a priced-equity offering within twelve (12) months of the warrant Issue Date, then the Center shall be entitled to warrant coverage of 12% of the original loan principal, in the same class of shares as sold in the new equity round, and at the same price per share of shares sold in that new round

- **NC Biotechnology Center Loan (2022)**

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A portion of the security will convert into Equity interests and the terms of the NC Biotechnology Center Loan is outlined below:

Amount Owed: $268,819 as of March 28, 2024

Interest Rate: 6.0%

Maturity Date: June 02, 2027

As of March 28, 2024, the outstanding balance due on the NC Biotechnology Center Loan is $250,000 in principal plus $19,970 in interest, which totals $269,970. We may draw as much as $250,000 on this loan. Discount Rate: 20%

Valuation Cap: None

Conversion Trigger: See below

Material Rights

Automatic Repayment upon Fundamental Change Event. The outstanding principal and any accrued interest that has not been converted pursuant to the terms of the loan agreement shall be immediately due and payable to the Center and the loan agreement may be terminated by NC Biotechnology Center upon the closing of any Fundamental Change Event. For purposes of the loan, a Fundamental Change Event means: (i) the Company sells, leases, transfers or otherwise disposes of all or substantially all of its assets now owned or hereafter acquired or the Company converts into a different form of entity, (ii) the Company sells, licenses, or otherwise disposes of a material portion of its intellectual property, such that the product(s) or technology developed or advanced under the project are no longer under the Company's control, (iii) the Company makes an initial public offering of the Company's equity interests, (iv) the Company merges with or into, consolidates or reorganizes with, or converts into, any other corporation, limited liability company or other entity, other than a transaction in which the existing stockholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the voting power of the surviving entity following the transaction, or (v) in excess of fifty percent (50%) of the Company's voting power is sold and/or transferred to persons or entities that were not stockholders of the Company immediately prior to the transaction.

Automatic Repayment Upon Further Investment Received After December 6, 2022. In the event the Company receives additional equity investment(s), incurs additional debt, and/or receives any milestone payments or license fees (individually or collectively, "Further Investment") totaling $2,500,000 or more in the aggregate over any twelve (12) month period commencing on or after December 6, 2022 (the "Payment Threshold"), and such event(s) does not otherwise constitute a Fundamental Change Event, the Company will pay to NC Biotechnology Center within fifteen (15) days of the receipt by the Company of such funds the lesser of (i) the total outstanding principal plus then applicable interest and fees due under the loan agreement, or (ii) five percent (5%) of the amount of the Further Investment (which payment by the Company shall be applied towards the repayment of the Loan). If a payment in accordance with the preceding clause (ii) becomes due, the Company will pay to NC Biotechnology Center five percent (5%) of any subsequent Further Investment without further regard to the Payment Threshold until the Loan is repaid in full.

Partial Conversion into Equity Interests. As long as the Convertible Amount (as defined below) exceeds $10,000, (1) the Convertible Amount will automatically convert into equity interests issued in a transaction or series of related transactions pursuant to which the Company issues and sells equity interests for aggregate gross proceeds of at least $2,500,000 (a "Qualified Financing") at a 20% discount to the price paid for such securities and (2) in the event of an equity financing that is not a Qualified Financing, NC Biotechnology Center may elect to convert the Convertible Amount into the equity interest issued in that transaction at a 20% discount to the price paid for such securities. "Convertible Amount" means an amount equal to the difference of (i) the total outstanding balance of the Loan (including, without limitation, any accrued and unpaid interest) and (ii) the original principal amount of the Loan.

- **NC Biotechnology Center Common Stock Warrant (2022)**

The amount of securities outstanding is 18,750.

Material Rights

Warrant to purchase 18,750 shares of Series B-CF Non-Voting Common Stock, with an exercise price of $1.60 per share and an expiration date of June 2, 2032, issued to NC Biotechnology Center in connection with the $250,000 loan provided to the Company.

- **Liquid2 Ventures SAFE**

The security will convert into Capital stock of the company and the terms of the Liquid2 Ventures SAFE are outlined below:

Amount outstanding: $250,000.00

Interest Rate: None

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: "Equity Financing" defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

General. The Liquid2Ventures SAFE is based off of the post-money (discount, no valuation cap) form of SAFE available at http://ycombinator.com/documents. All capitalized terms not otherwise defined below have the same meaning as set forth in that standard form. Like all SAFEs, there is no maturity date and the SAFE does not accrue interest. The "Purchase Amount" equals $250,000. The SAFE automatically terminates immediately following the earliest to occur of: (i) the issuance of Capital Stock to the holder pursuant to the automatic conversion of the SAFE in the event of an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the holder in upon the occurrence of a Liquidity Event or Dissolution Event.

Equity Financing Automatic Conversion. If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidity Event. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of the SAFE, the holder will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. Liquidation Priority. In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The holder's right to receive its Cash- Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be

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distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Going Concern

The Company has a history of operating losses and negative retained earnings of $1,608,329 at December 31, 2023, and net cash outflows from operations of $572,053 for the 12 month period ended December 31, 2023. As the Company continues to develop tissue regeneration technologies, it will require additional liquidity to continue its operations over the next 12 months. The Company is evaluating plans to obtain the required additional funding for future operations. These plans may include but are not limited to obtaining equity financing, entering into other financing arrangements, and restructuring operations to reduce development expenses and decrease net cash outflows. However, the Company may not be able to access further equity or other financing. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our business projections are only projections There can be no assurance that the Company will meet its timelines or projections. The Company is pursuing the development and approval of a highly regulated, Class III medical device. Despite the Company's best efforts, there are no assurances that the FDA (Food and Drug Administration) will approve our product for commercialization in the United States. There can be no assurance that once our product is approved that the Company will be able to find sufficient demand for our product, that surgeons and hospital systems think it is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you bought is limited The Securities issued under Regulation CF are not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Bylaws and your Subscription Agreement impose additional transfer restrictions on the Shares. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. In addition, our equity securities are subject to additional transfer restrictions and rights of first refusal benefiting the Company as set forth in the Company's Bylaws and your shares are subject to repurchase under certain circumstances and additional restrictions (including drag-along provisions) set forth in the Subscription Agreement governing the purchase of your Shares. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

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Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive, and our Bylaws place indefinite restrictions on transfer (which can be waived by the Company). More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the either the broader medical device industry or orthopedic industry alike. However, that may never happen, or it may happen at a price that results in your losing money on this investment.

Risks Associated with Defaults by Banking Institutions. The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with Silicon Valley Bank or Signature Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions, which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service It is possible that there may never be a commercial product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured functional prototypes for our manufacturing validation and are near production for the implants that will be used to support the clinical trials. Delays or cost overruns in the development of our medical implants and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights The Common Stock that you bought has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption we will achieve FDA approval within the next 4-5 years. As we approach the eventual commercialization of our products, we too expect that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have not yet generated any profits. The Company has a limited history of product development upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cytex Therapeutics, Inc. has incurred a net loss and has had only grant revenues since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares.

We have limited revenue and operating history The Company has limited revenue compared to its research and development costs. If you are investing in this company, it's because you think that Cytex's novel implants and technology are promising and that the team will be able to successfully market and sell the product to enough surgeons and hospitals to be profitable. Further, we are in a pre-commercialization stage and therefore have never made a profit, and there is no assurance that we will ever be profitable.

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We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 6 US patents and is trademarking the system name for the implant. The Company owns no copyrights. The Company owns Internet domain names. The Company maintains trade secrets amid the design and manufacturing of the implants. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them As of this writing, we have not issued any trademarks or copyrights but intend to do so. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change, and if they do, then, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product, and, therefore, your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are considered an early-stage company and are pre-revenue. To date, Cytex has been dependent upon grants and industry loans for major sources of funds. Although we have generated a significant amount of positive pre-clinical data, we have yet to conduct any human clinical studies.

The success of our product will be dependent upon its overall safety and efficacy in human clinical studies. Our business plan is predicated on obtaining market approval from the the U.S. Food and Drug Administration, or FDA as a Class III device (those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury), which is highly regulated. If we are unable to obtain this approval, it is highly unlikely that the company will continue to operate. It is expected that we will initially sustain operating losses in seeking PMA market approval for our products. The following factors may impact our ability to continue to operate as a going concern. To sell our products, we must obtain a premarket approval (PMA) from the FDA under Section 515 of the Federal Food, Drug, and Cosmetic Act, or the FDCA. A PMA is one of the most stringent type of device marketing applications required by FDA. PMA approval is based on a determination by FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s). As such, the FDA may request additional clinical data with, or supplemental to, our original PMA submission, which could materially and adversely impact our development timeline and increase the cost to obtain market clearance. In addition, our development timeline is currently dependent on the amount of funds we raise in this offering. Depending on the amount of proceeds we receive in this offering, it could take a significant amount of time for us to obtain FDA clearance, and we may be required to raise additional capital from outside sources, which the company may not be able to achieve successfully.

We could be adversely affected by product liability, product recall, personal injury, or other health and safety issues. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or the services we provide. Clinical testing, manufacturing, and commercialization of our products may expose us to product liability and other tort claims. It is our responsibility to have a quality management system in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts

26

available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future.

Our products will require insurance reimbursement from either private or government agency plans, and potential changes in established industry pricing benchmarks for similar products could materially and adversely affect our results or operations. If third-party payors fail to provide appropriate levels of reimbursement for the use of our products, our revenues could be adversely affected. Sales of our products depend on the availability of adequate reimbursement from third-party payors. In each market in which we do business, our inability to obtain reimbursement approval or the failure of third-party payors to reimburse health care providers at a level that justifies the use of our products instead of cheaper alternatives will hurt our business. At the present time, there are products which have established reimbursement codes and rates; however, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. Changes in political, economic, and regulatory influences may significantly affect healthcare financing and reimbursement practices. We cannot assure you that recent or future changes in reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including costs of joint and tissue replacement and restoration, are continuous, and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

Business Dependent on developing relationships Our business plan is dependent upon developing a strategic partnership with an established commercial entity, which could lend support to future clinical trials. This entity could also sell and market our products and possibly acquire the company.

Expenses may increase which may impact profitability We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects considering the risks, expenses, and challenges faced as an emerging growth company.

No assurance of profitability There can be no assurance that we will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

We are subject to substantial governmental regulation relating to the manufacturing, labeling, and marketing of our products, and will continue to be for the lifetime of our company. The numerous federal, state and local regulations that our business is subject to include, but are not limited to federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (HIPAA); the Affordable Care Act (ACA) or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (FDA), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. The FDA and other government authorities in the United States regulate the manufacturing, labeling, and marketing of our products. The process of obtaining regulatory approvals to market a medical device are expensive and lengthy, and applications may take a long time to be approved. Approval is not guaranteed. Our compliance, as well as that of our third-party vendors, with quality system regulations (21 CFR Part 820), medical device reporting regulations, and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other governmental authorities. Complying with regulations, and, if necessary, remedial actions can be expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution. Government regulations and other legal requirements affecting our company are subject to change. Such change could have a material adverse effect on our business.

The FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. Changes in laws, regulations, and policies and the related interpretations and enforcement practices may significantly affect our cost of doing business as we endeavor to maintain compliance with such new policies and laws. Noncompliance with applicable laws and regulations could result in civil and criminal penalties that could adversely affect our business, including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition, and results of operations.

Our ability to become profitable depends on obtaining approval, and subsequent success in licensing, selling, or distributing of our products via commercial partnerships. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, we may encounter substantial delays and unexpected costs related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties.

Our products may not gain market acceptance among hospitals, surgeons, physicians, patients, healthcare payors, and the medical community. A critical element in our commercialization strategy is to persuade the medical community on the efficacy of our products and to educate them on their safe and effective use. Surgeons, referring physicians, and hospitals may not perceive the benefits of our products and could be unwilling to alter their practice or change from the devices or therapies they are currently using. A number of factors may limit the market acceptance of our products, including, but not limited to, the following: • the overall efficacy of the product is suboptimal by comparison to other treatment modalities • the extent that we achieve success via an established commercial partnership agreement • the extent of marketing and selling efforts by our selected commercial partner • rate of adoption by orthopedic surgeons • rate of a product's acceptance and influence by the target population (e.g., osteoarthritis in the young patient or the prearthritic patient) • timing of market entry relative to competitive products • availability of third-party reimbursement

28

Success dependent on commercialization Our inability to successfully commercialize our products will have a material adverse effect on the value of your investment. Although the overall market opportunity for our products is promising, the market is constantly changing and evolving. We will undoubtedly face new market entrants and competition, which could be well-capitalized, or other unforeseen changes in market dynamics that could adversely impact us.

Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. Currently, we are not aware of any direct competition from a product comparison perspective; however, there are numerous companies vying for space in the emerging cartilage replacement and/or restoration market. As such, other companies may create similar technology and products to that which we are trying to develop, which would increase competition in our industry.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. If successfully developed, our products and technology may be highly disruptive to a very large and growing market. It is possible that one of our competitors, or indirect competitors (e.g., strategic OEMs), are well-capitalized with significant intellectual property protection and resources and may initiate infringement lawsuits against our company. Such litigation could be expensive and could also prevent us from manufacturing and selling our products, which would significantly harm our ability to grow our business as planned.

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the company grows, it will be required to hire and attract additional qualified professionals such as Chief Financial Officer, Director of Quality & Regulatory, manufacturing engineers, sales and marketing professionals, scientists, accounting, and human resource experts to name a few. Cytex Therapeutics is managed by our CEO and a small team at present. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business resources that may hurt our ability to efficiently operate or grow our business.

Loss of key members could have an adverse impact Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. At present, we do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

Our technology is not yet fully developed, and there is no guarantee that we will successfully develop our technology. Cytex has been developing sophisticated technology that will require significant scientific, technical, and regulatory expertise to develop and commercialize, and as such, we may encounter challenges that require more capital than anticipated by the management team. Our products may require more technical complexity than anticipated, and our development team may not be able to overcome these technical challenges. While management makes every effort to anticipate the technical challenges of product development, we may encounter unforeseen complexity that we cannot overcome or that may be difficult to overcome without incurring

29

significant time or cost that was not anticipated or budgeted. Additional unforeseen challenges like this could hinder our plan of operations, slowing our progress and increasing our costs, which may harm your investment in our company.

This investment is illiquid. There is no currently established market for reselling the securities you purchased. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company could apply in the future for quotation of its Series B-CF Non-Voting Common Stock or shares of voting Common Stock on an over-the-counter market, or similar, exchange, there are several requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral. You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell our Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Stock for you (and many brokers refuse to hold securities issued under Regulation CF) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Stock.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully diluted pre-money valuation for this offering. Any option issuances by the company over the pool will lower the value of your shares.

The Securities are equity interests in the Company and will not constitute indebtedness. As such, the Securities will rank junior to all existing and future indebtedness (including the Liquid2 Ventures SAFE and the NC Biotechnology Center Loans) and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation or dissolution of the Company. Common shares will typically rank junior to any preferred stock we may issue in the future. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

We have broad rights to convert your shares into a common stock or equity interests of a Crowdfunding SPV. You should carefully consider the automatic conversion events as well as certain contractual restrictions set forth in the subscription agreement, each as described in more detail below.

Protection of Proprietary Technology; Licensing Risks and Uncertainties. The Company's success will depend in part on its ability to obtain (through licensing or otherwise) and enforce patent and other proprietary rights on the products it is developing and intends to develop and its ability to operate without infringing upon the intellectual property rights of others. In general, the patent and other proprietary rights positions on which medical device companies rely involve complex legal, scientific, and factual questions, which can be highly uncertain and costly to defend. The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors (the "Inventors' Agreement") requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales (collectively, the "License Fees"), after which the agreement expires. Payment of these royalties could reduce the value of the Company and the availability of proceeds that could be distributed to investors in the event of any liquidation or dissolution of the Company.

We may be required to use proceeds from this offering to repay outstanding debt. If we raise more than $2.5 million from any offerings in combination with other financings in any 12-month period after December 6, 2022, we will be required to repay all or a portion of the outstanding balance on our NC Biotechnology Center Loans. Future proceeds will be used to repay debt, therefore lowering the amount available for operations.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Management may Use Proceeds to Pay Salaries We may have irregular Use of Proceeds to pay the salaries of our employees. Accordingly, part of your Investment may not exclusively fund projects or tasks that help us directly meet our business goals, and your investment could be at risk if we do not meet our business goals.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

CYTEX THERAPEUTICS, INC.

Bradley T. Estes	*Christine Estes*
(Signature)	(Signature)
Bradley T. Estes, Ph.D.	Christine Estes
(Name)	(Name)
CEO and Director	Director of Business and Finance, Secretary and Treasurer
(Title)	(Title)
2024-04-26	2024-04-26
Date:	Date:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Bradley T. Estes	*Farshid Guilak*
Bradley T. Estes, Ph. D.	Farshid Guilak, PhD
CEO and Director	Board Chairman
2024-04-26	2024-04-26
(Date)	(Date)

David Nolan	
Dave Nolan	
Director	
2024-04-27	
(Date)	

32

I, Bradley T. Estes, PhD, the President and Chief Executive Officer ("Principal Executive Officer") of Cytex Therapeutics, Inc d/b/a CytexOrtho hereby certify that the financial statements of Cytex Therapeutics, Inc d/b/a CytexOrtho and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C-AR statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $1,104,875 taxable income of $13,256 and total tax of $0.

Cytex Therapeutics, Inc d/b/a CytexOrtho has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25st day of April, 2024.



President and Chief Executive Officer
Cytex Therapeutics, Inc. d/b/a CytexOrtho
April 25, 2024

CYTEX THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

CYTEX THERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	170,770	$	474,993
Grants and Other Receivables		57,591		47,914
Prepaid Expenses		17,157		7,696
Total Current Assets		**245,518**		**530,603**
Property and Equipment, net	$	3,328		7,363
Discount on Note Payable		10,612		16,294
Intangible Assets, net		67,924		54,228
Right of Use Asset		57,897		111,156
Total Assets	$	**385,279**	$	**719,644**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	92,576	$	58,940
Credit Card		784		15,269
Deferred Revenue		-		-
Accrued Expenses		99,427		119,371
Total Current Liabilities		**192,787**		**193,580**
Lease Liability	$	58,781		111,156
Simple Agreement for Future Equity (SAFEs)		250,000		250,000
Convertible Note		266,354		129,336
Total Liabilities	$	**767,922**	$	**684,072**
STOCKHOLDERS EQUITY				
Common Stock	$	2,600		2,576
Treasury Stock		(242)		(242)
Additional Paid in Capital		1,223,328		426,644
Retained Earnings		(1,608,329)		(393,406)
Total Stockholders' Equity		**(382,643)**		**35,572**
Total Liabilities and Stockholders' Equity	$	**385,279**	$	**719,644**

See accompanying notes to financial statements

CYTEX THERAPEUTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of December 31,	2023	2022
Grant Revenues	$ 1,284,927	$ 1,052,219
Less: Cost of Revenues	858,498	731,921
Gross Profit	426,429	320,298
Operating Expenses		
General and Administrative	1,505,691	887,101
Research and Development	131,428	35,209
Total Operating Expenses	1,637,119	922,310
Operating Income	(1,210,690)	(602,012)
Interest Expense/(Income)	15,077	5,495
Income before Provision for Income Taxes	(1,225,767)	(607,507)
Provision/(Benefit) for Income Taxes	(10,845)	14,219
Net income	$ (1,214,922)	$ (621,726)

See accompanying notes to financial statement

CYTEX THERAPEUTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common stock Shares	Amount	Additional paid in capital	Treasury stock	Retained earnings	Total Shareholder Equity
Balance—December 31, 2021	9,151,732	$ 2,530	$ 72,477	$ (242)	$ 228,319	$ 303,083.79
Issuance of Series B Non-Voting Common Stock	185,688	46	273,379			273,426
Issuance of warrants			18,446			18,446
Cancellation of common stock	(60,000)					-
Share-based compensation			62,342			62,342
Net income					(621,726)	(621,726)
Balance—December 31, 2022	9,277,420	$ 2,576	$ 426,644	$ (242)	$ (393,406)	$ 35,571.99
Issuance of Series B Non-Voting Common Stock	92,967	24	149,779			149,803
Cancellation of warrants						-
Share-based compensation			646,905			646,905
Net income					(1,214,922)	(1,214,922)
Balance—December 31, 2023	9,370,387	$ 2,600	$ 1,223,328	$ (242)	$ (1,608,329)	$ (382,643)

See accompanying notes to financial statement

CYTEX THERAPEUTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of December 31,	2023	2022
Net income/(loss)	$ (1,214,922)	$ (621,726)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property and Equipment	4,035	3,991
Disposal of Property and Equipment	-	2,634
Amortization of Intangibles	7,743	785
Abandonment of Intangibles	-	16,872
Non-Cash Rent Expense	884	-
Non-Cash Interest Expense	3,233	2,152
Share-based Compensation	646,905	62,342
Changes in Operating Assets and Liabilities:	-	
Grants and Other Receivables	(9,677)	18,697
Prepaid Expenses	(9,461)	62,532
Accounts Payable	33,636	48,281
Credit Cards	(14,485)	14,685
Deferred Revenue	-	(72,416)
Accrued Expenses	(19,944)	58,486
Net cash provided/(used) by operating activities	(572,053)	(402,685)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Intangible Asset Additions (net)	(21,439)	(14,383)
Net cash provided/(used) in investing activities	(21,439)	(14,383)
CASH FLOW FROM FINANCING ACTIVITIES		
Treasury Stock	-	-
Issuance of Stock	149,802	273,425
Borrowing on SAFEs	-	-
Borrowing on Research Loan	139,467	129,336
Net cash provided/(used) in investing activities	289,269	402,761
Change in Cash	(304,223)	(14,307)
Cash—beginning of year	474,993	489,299
Cash—end of year	$ 170,770	$ 474,993
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ 374	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATIONS

Cytex Therapeutics Inc. was incorporated on July 21, 2006, in the state of Delaware. The financial statements of Cytex Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durham, North Carolina.

Cytex Therapeutics Inc. was formed to develop and commercialize the tissue regeneration technology discoveries made by its three co-founders, Dr. Farshid Guilak, Dr. Bradley Estes, and Dr. Franklin Moutos. Since its founding, Cytex Therapeutics Inc. has gone on to win numerous state and federal grants, each recognizing the novelty of the research and its enormous potential contribution to the clinical management of patients with osteoarthritis. The three Cytex co-founders form the core leadership of the company as it continues to develop its novel products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

These financial statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company's ability to continue as a going concern exists.

The Company has a history of operating losses and negative retained earnings of $1,608,329 at December 31, 2023, and net cash outflows from operations of $572,053 for the 12 month period ended December 31, 2023. As the Company continues to develop tissue regeneration technologies, it will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating plans to obtain the required additional funding for future operations. These plans may include but are not limited to obtaining equity financing, entering into other financing arrangements, and restructuring operations to reduce development expenses and decrease net cash outflows. However, the Company may not be able to access further equity or other financing. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Reclassifications

Certain 2022 financial statement items have been reclassified in order to conform to 2023 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits. .

Grants Receivable and Allowance for Doubtful Accounts

Grants Receivable are recorded at net realizable value or the amount that the Company expects to collect on federal grants based on work performed on the dates presented. Any estimate of losses on receivables is based on historical experience with such grants. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the grant. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Lab Equipment	5 years
Computer Equipment	3 years
Leasehold Improvements	5 - 15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as fifteen years.

Income Taxes

Cytex Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company received the majority of its revenues from grant programs authorized by Congress through federal programs related to its research. For grants received by the Company, agencies generally provide reimbursement for approved expenses as incurred, but may also provide advance funding for some expenses. The Company records deferred revenues for these advances and then recognizes revenue as costs to perform under the grant are incurred over the life of the grant. In the event the agency has reached an agreement for funding and has incurred expenses, but has not drawn down a portion of the funding, the Company will record a receivable for funding to be received to the extent of expenses that have been incurred as of the end of the reporting period.

The Government Accountability Office ("GAO") and the National Institutes of Health ("NIH") are entitled to review the Company's accounting and other records. The GAO is responsible for determining that procurement actions are made in conformity with applicable laws and regulations. The NIH is primarily responsible for determining the acceptability of estimated or incurred costs as allowable contract costs. Payments to the Company on cost reimbursable contracts are provisional and are subject to adjustment upon audit by the NIH.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, grants and other receivables, accounts payable, and convertible notes payable. The carrying value of these financial instruments approximates fair value due primarily to their nature and length of maturity

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, grantors, vendors, and communities, There is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update ("ASU") No. 2016-02, which was subsequently amended and updated. ASU 2016-02 and its amendments and updates requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months and disclose key information about leasing arrangements. The Company has adopted ASU No. 2016-02 and its amendments and updates effective January 1, 2022. See note 9.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which simplified the accounting for income taxes and improved consistent application of Topic 740 by clarifying and amending existing guidance. The Company adopted ASU 2019-12 effective January 1, 2022 which did not have a material impact on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06 Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40), which addresses issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The Company early-adopted ASU 20200-06 effective January 1, 2022. See Note 7.

In October 2021, the FASB issued ASU 2021-07, Compensation – Stock Compensation (Topic 718), which codifies guidance for determining the current price of an underlying share for equity-classified share based awards. The Company adopted ASU 2021-07 effective January 1, 2022 which did not have a material impact on the Company's financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which requires increased transparency of government assistance including (1) the types of assistance, (2) an entity's accounting for the assistance, and (3) the effect of the assistance on an entity's financial statements. The Company adopted ASU 2021-07 effective January 1, 2022 which did not have a material impact on the Company's financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which are a series of amendments meant to enhance the transparency and decision usefulness of invomce tax disclosures. The amendments are effective for annual periods beginning after December 15, 2024. The Company is evaluating the amendments and the impact on its financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,		2023		2022
Lab Equipment	$	25,377	$	25,377
Computer Equipment		7,901		7,901
Leasehold Improvements		2,889		2,889
Property and Equipment at Cost		**36,167**		**36,167**
Accumulated Depreciation		(32,839)		(28,804)
Property and Equipment, Net	$	**3,328**	$	**7,363**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $4,035 and $3,991, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of December 31,		2023		2022
Patent	$	92,228	$	70,789
Intangible Assets at Cost		**92,228**		**70,789**
Accumulated Amortization		(24,305)		(16,561)
Intangible Assets, Net	$	**67,924**	$	**54,228**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2023 and 2022 were in the amount of $7,743 and $785, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2023:

Period		Amortization Expense
2024	$	9,272
2025		9,272
2026		9,272
2027		9,272
Thereafter		30,834
Total	$	**67,924**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 40,000,000 shares of Common Stock with par value of $0.00025. All capitalization numbers reflect a 1:4 forward stock split on its shares of Common Stock (and securities convertible or exchangeable into such shares) in March 2022. The shares of Common Stock outstanding at that time were also redesignated as Series A Voting Common Stock.

In September of 2022, the Company filed an amendment that divided its authorized Common Stock into 37,450,000 shares of Series A Voting Common Stock and 2,550,000 shares of Series B-CF Non-Voting Common Stock. As of December 31, 2023, 9,370,387 shares of Common Stock were issued and outstanding, of which 278,655 were Series B-CF Non-Voting Common Stock and the remainder were Series A Voting Common Stock. The total amount of shares of Series A Voting Common Stock outstanding includes 451,536 restricted shares subject to vesting and repurchase and 18,750 shares subject to the exercise of a warrant. In addition, the Company has granted stock options to issue 2,941,111 shares and 1,907,157 shares remain available under the stock option plan. In April 2022, 60,000 shares of issued Series A Voting Common Stock were cancelled per the terms of a stock agreement.

6.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,848,268 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and grants generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2023
Expected life (years)	7.63	10.00
Risk-free interest rate	3.60%	4.06%
Expected volatility	70%	70%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield's assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,664,000	$	0.32	7.68
Exercisable Options at December 31, 2021	1,038,206	$	0.34	7.68
Granted	1,116,000			
Exercised	-			
Expired/Cancelled	(1,080,000)			
Outstanding at December 31, 2022	2,700,000	$	1.06	6.17
Exercisable Options at December 31, 2022	1,437,333	$	0.34	4.87
Granted	281,111			
Exercised	-			
Expired/Cancelled	(40,000)			
Outstanding at December 31, 2023	2,941,111	$	1.16	5.55
Exercisable Options at December 31, 2023	1,494,093	$	0.36	4.07

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 were $646,905 and $62,342, respectively.

7.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2023	2022
SAFE Investment	4/7/2022	$ 250,000	20%	$ 250,000	$ 250,000
Total SAFE(s)				**$ 250,000**	**$ 250,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible Promissory Notes (to the extent such convertible Promissory Notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock,

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the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Convertible notes

On June 2, 2022, the Company issued a senior secured convertible note ("Note") to the North Carolina Biotechnology Center ("NCBC"). Under the terms of the Note, the Company received $250,000. The Note matures on June 2, 2027 and all outstanding principal and accrued interest is due and payable on the maturity date in a ballon payment. Interest accrues at a rate of 6%. As of December 31, 2023, $16,354 in interest expense was accrued and included in Convertible Note.

The note is senior to all other debt and secured by the Company's assets. The Note contains several provisions addressing events of default, and prepayment provisions and cannot be assigned or transferred without prior consent.

Funds were advanced to the Company upon the completion of certain project milestones. The use of the funds are restricted to certain activities related to the advancement of developing and commercializing tissue regeneration technologies. As of December 31, 2023, the Company had received $250,000 under the note. Future minimum payments under the note are as follows:

Year	Obligation
2024	$ -
2025	$ -
2026	$ -
2027	$ 250,000
Total future debt payments	**$ 250,000**

Upon the closing of a transaction or series of transactions on or before the maturity date whereby the Company issues and sells stock for gross proceeds of at least $2,500,000, an amount equal to the difference of (i) the total outstanding principal and accrued interest less (ii) the original principal amount of the loan ("Convertible Amount") shall be converted into fully paid and nonassessable shares of stock. The conversion price shall equal 80% of the lowest price per share paid by purchasers of the stock in the transaction of series of transactions ("Conversion Price").

Upon the closing of a transaction or series of transactions on or before the maturity date whereby the Company issues and sells stock for gross proceeds less than $2,500,000 the Convertible Amount shall be converted at the option of the NBTC at the Conversion Price.

The Company evaluated the conversion option in accordance with ASC 815 "Derivatives and Hedging" and determined that the conversion feature did not meet the criteria to be bifurcated from the note.

In connection with the issuance of the convertible note, on June 2, 2022 the Company issued a warrant ("Warrant") to NCBC to purchase 22,879 shares of common stock at a price of $1.23 per share. On March 23, 2023, the Warrant was amended to allow for the purchase of 18,750 shares of common stock at a price of $1.60 per share ("Amended Warrant"). The Amended Warrant expires on June 2, 2032 and is immediately exerciseable, transferable and may be net share settled.

Warrant activity for the periods ended December 31, 2022 and December 31, 2023 is as follows:

	Number of Awards	Weighted Average Exercise
Outstanding at December 31, 2021	-	$ -
Granted	22,879	$ 1.23
Execised	-	$ -
Expired/Cancelled	-	$ -
Outstanding at December 31, 2022	22,879	$ 1.23
Exercisable Warrants at December 31, 2022	22,879	$ 1.23
Granted	18,750	$ 1.60
Execised	-	$ -
Expired/Cancelled	22,879	$ 1.23
Outstanding at December 31, 2023	18,750	$ 1.60
Exercisable Options at December 31, 2023	18,750	$ 1.60

The Company evaluated the warrant in accordance with ASC 480 "Distinguishing Liabilities and Equity" and determined that the warrant is a free standing instrument. Further, in accordance if ASC 815 "Derivatives and Hedging" it was determined the warrant met the requirements for equity classification. As such, the relative fair value of the Warrant was determined to be $18,446 and recorded as additional paid in capital and debt discount. The value of the Amended Warrant was determined to be $15,530 resulting in a reduction of the debt discount. The debt discount will be amortized over the life of the note. Non-cash interest expense related to the amortization of the debt discount for the years ended December 31, 2022 and 2023 totaled $2,152 and $3,106 respectively and is included in interest expense in the statement of operations and non-cash interest expense in the statement of cash flows.

8.   INCOME TAXES

A reconciliation of the income expense computed using the federal and state statutory rates for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Federal Statutory Rate	21.00%	21.00%
State Statutory Rate	2.50%	2.50%
Net Provision for income tax	23.50%	23.50%

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Deferred Research and Development Expense	$	271,916	$	133,287
Cash to Accrual Conversion	$	27,928	$	30,298
Net Operating Loss	$	-	$	-
Share Based Compensation	$	156,620	$	14,650
Other	$	33,844	$	3,659
Valuation Allowance		(490,308)	$	(181,894)
Total Deferred Tax Asset	$	-	$	-

In 2017, The Tax Cuts and Jobs Act was enacted. Under the Act, beginning in 2022, the Company is required to capitalize research and experimentation expenses and amortize them over five years thus creating a deferred tax asset. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had net operating loss of $1,214,922.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. LEASES

In November 2017, the Company entered into a lease for the rental of office space which was amended in November 2018. Under the terms of the amended lease, the company leased office space effective January 1, 2018 for a term of five years expiring December 31, 2022. Rent payments consist of a base rent plus additional rent of up to 2% of the base rent for common area maintenance. In August 2022, the Company exercised its option to renew the amended lease for a two year period effective January 1, 2023. Rent expense totaled $59,819 and $50,685 for the year ended December 31, 2023 and December 31, 2022, respectively.

Minimum lease payments under the lease extension are:

Year	Obligation	
2024	$	60,703
2025	$	-
2026	$	-
2027	$	-
Thereafter	$	-
Total future minimum operating lease payments	$	60,703

The Company recognized a right of use asset and lease liability of $57,897 and $58,781, respectively as of December 31, 2023 by discounting the future lease payments at a rate of 7.11%. The rate was determined by analyzing determinable interest rates including: the prime interest rate; the risk-free rate using two year treasury securites; small business administration loan rates; and interest rate of the Company's existing debt. These rates were then adjusted taking into account company specific credit risk, nature of the right of use asset and the term of the lease.

10. RELATED PARTY

The Company has a right to use patent 8,691,542 pursuant to a patent license agreement with Duke University. The Company is also required to pay a 4% royalty fee split among the the inventors of that patent, Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu, on the net sales of the Company's product following commercial sales pursuant to an Inventors' Agreement (royalty payments begin the first year of Commercial Sales and end ten years thereafter.)

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 25, 2024, which is the date the financial statements were available to be issued.

On March 8 , 2024, the Company issued a promissory note to NCBC for $350,000. Interest accrues at a rate of 7% and all principal and accrued interest are due March 7, 2029.The Company received $175,000 up front and may draw up to $350,000 on the loan as milestones are met. In connection with the issuance of the promissory note, the Company issued a warrant to NCBC to purchase 21,000 shares of common stock at a price of $2.00 per share.

On February 27, 2024 the Company accepted a proposal by Evonik Corporation for yarn development and production. The Company is obligated to pay $26,180 for development work and up to an additional $38,160 for materials produced.

Signature Certificate

Reference number: YAGQS-CPZW6-COPEJ-YW7V7

Signer	Timestamp	Signature

Bradley Estes
Email: bestes@cytexortho.com

Sent:	26 Apr 2024 16:52:45 UTC
Viewed:	26 Apr 2024 16:52:49 UTC
Signed:	26 Apr 2024 16:54:06 UTC

Recipient Verification:

✔ Email verified	26 Apr 2024 16:53:36 UTC

Bradley T. Estes

IP address: 174.109.105.237
Location: Durham, United States

Christine Estes
Email: cestes@cytexortho.com

Sent:	26 Apr 2024 16:52:45 UTC
Viewed:	26 Apr 2024 16:56:45 UTC
Signed:	26 Apr 2024 16:57:16 UTC

Recipient Verification:

✔ Email verified	26 Apr 2024 16:56:45 UTC

Christine Estes

IP address: 174.109.105.237
Location: Durham, United States

Farshid Guilak
Email: fguilak@cytexortho.com

Sent:	26 Apr 2024 16:52:45 UTC
Viewed:	26 Apr 2024 17:33:11 UTC
Signed:	26 Apr 2024 17:33:40 UTC

Recipient Verification:

✔ Email verified	26 Apr 2024 17:33:11 UTC

Farshid Guilak

IP address: 24.207.226.176
Location: Clayton, United States

Document completed by all parties on:

27 Apr 2024 15:25:09 UTC



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Signature Certificate

Reference number: YAGQS-CPZW6-COPEJ-YW7V7

Signer	Timestamp	Signature
Dave Nolan Email: davenolan1@me.com		

Sent:	26 Apr 2024 16:52:45 UTC	
Viewed:	27 Apr 2024 15:22:25 UTC	
Signed:	27 Apr 2024 15:25:09 UTC	

Recipient Verification:

✔ Email verified	27 Apr 2024 15:22:25 UTC

David Nolan

IP address: 98.97.12.2
Location: Chicago, United States

Document completed by all parties on:

27 Apr 2024 15:25:09 UTC

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